JPMORGAN VALUE OPPORTUNITIES FUND, INC.

FEE WAIVER AGREEMENT

AGREEMENT made this 31st day of March 2012, between JPMorgan Value Opportunities Fund, Inc., Washington Management Corporation, J.P. Morgan Investment Management Inc. and JPMorgan Distribution Services, Inc.

WHEREAS, Washington Management Corporation (“WMC”) serves as business manager of the JPMorgan Value Opportunities Fund, Inc. (the “Fund”),

WHEREAS, J.P. Morgan Investment Management Inc. (“JPMIM”) serves as investment adviser of the Fund;

WHEREAS, JPMorgan Distribution Services, Inc. (“JPMDS”) serves as shareholder servicing agent and distributor of the Fund;

WHEREAS, the Fund wishes to maintain expense ratios for each share class that are as reasonable as possible;

WHEREAS, WMC, JPMIM and JPMDS wish to assist the Fund in maintaining the expense ratio for each share class at as low a level as reasonably possible;

NOW, THEREFORE, WMC, JPMIM, JPMDS and the Fund agree as follows:

1.	WMC shall waive such portion of its fees for service as business manager and JPMDS (or JPMIM) shall waive such portion of its fees as shareholder service agent (or investment adviser) as is necessary, and reimburse class specific and or fund expenses as mutually agreed upon, to maintain the Fund’s Institutional Share Class expense ratio at 0.65%. The amount of any required waiver shall be determined monthly and made in the following manner:

a.	WMC shall waive the first ten basis points of any required waiver;

b.	the next five basis points of any required waivers shall be borne 30% by WMC and 70% by JPMDS (or JPMIM);

c.	JPMDS (or JPMIM) shall waive all required waiver amounts over 15 basis points.

2.	Once the required Institutional Share Class waivers have been implemented, JPMDS and/or JPMIM shall waive such additional portion of its fees first as shareholder service agent (and then as investment adviser) as is necessary and/or reimburse class specific and/or fund expenses, to maintain the Fund’s Class A expense ratio at 0.95% and the Fund’s Class B and Class C expense ratios each at 1.45%. The amount of any required waiver shall be determined monthly and made by JPMDS waiving amounts up to total amount of the Class A, Class B and/or Class C shareholder service fee, or in the case of JPMIM, the investment advisor fee.

3.	None of WMC, JPMIM nor JPMDS shall be required to maintain the expense caps as outlined in paragraphs 1 or 2 to the extent any share class’ expense ratio is more than the expense cap described in paragraphs 1 and 2 as the result of acquired fund fees and expenses (as may be disclosed in the Fund’s prospectuses), interest, taxes and extraordinary expenses.

4.	This Agreement supersedes the fee waiver agreement dated March 31, 2011 and shall terminate on October 31, 2013.

JPMORGAN VALUE OPPORTUNITIES FUND, INC.

By:
Name:	Jeffrey L. Steele
Title:	President

WASHINGTON MANAGEMENT CORPORATION

By:
Name:	Michael W. Stockton
Title:	Executive Vice President

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:
Name:
Title:

JPMORGAN DISTRIBUTION SERVICES, INC.

By:
Name:
Title: